Reper LLC

Statements of Changes in Members' Deficit

From January 1, 2020 to December 31, 2021

(Unaudited)

	Membership Interest Units		Accumulated Deficit	Total Members' Deficit
	Unit	Amount		
Balance, January 1, 2020	9,400,000	$ -	$ -	$ -
Net loss			$ (1,841)	$ (1,841)
Balance, December 31, 2020	9,400,000	-	(1,841)	(1,841)
Net loss			(945,250)	(945,250)
Balance, December 31, 2021	9,400,000	$ -	$ (947,091)	$ (947,091)